Exhibit 7.01
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment thereto or restatement thereof filed by them) with respect to the shares of Common Stock of Ablest Inc.
     This Joint Filing Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 23, 2007	/s/ Charles H. Heist, III
Charles H. Heist, III

Dated: January 23, 2007	/s/ Karen L. Heist
Karen L. Heist

Dated: January 23, 2007	/s/ Kurt R. Moore
Kurt R. Moore